New Found Gold Announces Infill Drilling at the Monte Carlo Zone, Queensway Gold Project

Vancouver, BC, December 11, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce infill drill results from the Monte Carlo zone ("Monte Carlo") in the AFZ Core ("AFZC"), completed as part of the Company's ongoing 2025 drill program on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada.

Highlights include:

  Monte Carlo infill drill program:
    22.4 g/t Au1 over 4.75 m2 from 102.25 m (NFGC-25-2462)
    6.59 g/t Au over 12.20 m from 33.00 m (NFGC-25-2450)
    25.5 g/t Au over 2.70 m from 29.00 m (NFGC-25-2447)
    9.41 g/t Au over 7.20 m from 70.95 m (NFGC-25-2451)
    16.2 g/t Au over 3.20 m from 19.80 m (NFGC-25-2445)
    22.7 g/t Au over 2.20 m from 95.00 m (NFGC-25-2462)
    17.1 g/t Au over 2.75 m from 23.25 m (NFGC-25-2526)
    12.8 g/t Au over 3.20 m from 137.35 m (NFGC-25-2473)

Melissa Render, President of New Found Gold stated: "We are pleased to report these results from infill drilling of Phase I and II open pits at Monte Carlo. Overall, we see consistency with past drilling, indicating good continuity of gold mineralization in this proposed open pit. Select holes from 2025 drilling have returned higher grade intervals than in the initial mineral resource estimate block model. We look forward to integrating these results into the updated Queensway mineral resource currently planned for H1/26."

"The underground portion of Monte Carlo remains open to depth and future drill programs will focus on upgrading and expanding this zone," continued Ms. Render.

Work Summary

The results presented in this release include all diamond drill holes ("DDH") from the Monte Carlo infill drilling completed as part of the Company's 2025 drill program. This phase of work was designed to upgrade mineral resources from the inferred to the indicated category within the Phase 1 and Phase 2 open pits as outlined in the Preliminary Economic Assessment ('PEA') (see the New Found Gold news release dated July 21 2025). This press release reports results from an initial 2,306 m of drilling in 28 DDH completed in H2/25 (Figures 1 to 3). Drill highlights, detailed results and location information are provided in Tables 1 to 3 below.

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1 g/t Au= grams of gold per tonne

2 m = metres

The infill drill results generally align with the initial mineral resource estimate ("MRE") block model, confirming strong continuity of mineralization within Monte Carlo. However, several higher-grade intercepts were encountered in the 2025 infill drilling in areas previously modelled as lower grade. All these new results will be incorporated into the upcoming MRE update.

Gold mineralization at Monte Carlo extends over a strike length of approximately 235 m and to a depth of 160 m, hosted within an east-west trending, steeply south-dipping fault zone situated on the western side of the Appleton Fault Zone, adjacent to the Lotto Zone. In addition to the defined open-pit resources, the underground component outlined in the PEA remains open for further expansion.

Figure 1: Plan view map of the AFZ Core with location of the Monte Carlo zone.

Figure 2: Plan view map of the Monte Carlo zone.

Figure 3: Long section view of the Monte Carlo zone (looking north, +/- 20 m).

Looking Ahead

The 70,000 m 2025 Queensway drill program commenced in May 2025, with approximately 80% of the drilling focused on the AFZ Core area and the remaining 20% focused on exploration targets outside the MRE area. The 2025 Queensway drill program is over 95% complete and is on track to finish in Q4/25.

Infill drilling covering the PEA Phase 1 open pits, with the objective of converting resources from inferred to indicated has been completed and results will be released once they are available. Additional ongoing drilling at Queensway includes geotechnical drilling of PEA Phase 1 pits, condemnation drilling for infrastructure and plant siting and hydrogeological drilling, all of which has commenced and is expected to conclude in Q4/25.

Exploration drilling continues in the vicinity of the Dropkick zone in the AFZ Peripheral ("AFZP") area, approximately 11 kilometres north of the AFZC, where the Company has begun to outline a new zone of gold mineralization (see the New Found Gold news releases dated February 11, 2025, May 21, 2025, October 30, 2025).

In addition to the 2025 drill program, an excavation program was undertaken to excavate, map and channel sample near-surface zones of the AFZC, with the objective of validating the geological model and collecting detailed analytical information across key zones that will be part of the PEA Phase 1 mine plan. Excavation, mapping and channel sampling of the Lotto zone ('Lotto") is now complete, and samples have been sent for analysis. The Lotto excavation has uncovered a 210 m by 70 m area; results from this work will be released once they are available.

With channel sampling at the Keats and Iceberg excavations complete (see the New Found Gold news releases dated September 23, 2024, December 2, 2024 and September 25, 2025), a 5 m by 5 m definition drilling program covering a 65 m by 30 m area has recently been completed at the Keats zone and a 5 m by 5 m grade control drill program covering a 60 m by 45 m area commenced at the Iceberg zone in late Q4/25. See the New Found Gold news releases dated December 1, 2025 for results from the first 20% of drill holes from the Keats zone grade control drill program.

Table 1: Drill Result Highlights.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2445	19.80	23.00	3.20	16.22	70-95	Monte Carlo
Including	19.80	20.80	1.00	50.50	70-95
NFGC-25-2447	29.00	31.70	2.70	25.47	70-95	Monte Carlo
Including	31.15	31.70	0.55	122.86	70-95
NFGC-25-2450	33.00	45.20	12.20	6.59	70-95	Monte Carlo
Including	33.00	33.35	0.35	34.04	70-95
Including	34.80	35.10	0.30	22.44	70-95
Including	37.45	38.20	0.75	48.96	70-95
NFGC-25-2451	70.95	78.15	7.20	9.41	70-95	Monte Carlo
Including	71.80	72.30	0.50	11.36	70-95
Including	75.15	75.55	0.40	13.01	70-95
Including	76.20	76.90	0.70	60.71	70-95
NFGC-25-2462	95.00	97.20	2.20	22.71	55-85	Monte Carlo
Including	95.90	96.40	0.50	94.22	55-85
And	102.25	107.00	4.75	22.39	55-85
Including	103.15	103.65	0.50	66.68	55-85
Including	104.00	104.65	0.65	103.27	55-85
NFGC-25-2473	137.35	140.55	3.20	12.82	50-80	Monte Carlo
Including	138.30	140.20	1.90	18.45	50-80
NFGC-25-2503	28.00	39.00	11.00	1.04	60-90	Monte Carlo
NFGC-25-2526	23.25	26.00	2.75	17.13	40-75	Monte Carlo
Including	24.40	26.00	1.60	29.26	40-75

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all 28 drill holes are included in Table 2 and Table 3 below.

Table 2: Summary of composite drill hole results reported in this news release for Monte Carlo

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2445	7.00	9.00	2.00	1.21	70-95	Monte Carlo
And	19.80	23.00	3.20	16.22	70-95
Including	19.80	20.80	1.00	50.50	70-95
NFGC-25-2447	29.00	31.70	2.70	25.47	70-95	Monte Carlo
Including	31.15	31.70	0.55	122.86	70-95
NFGC-25-2450	33.00	45.20	12.20	6.59	70-95	Monte Carlo
Including	33.00	33.35	0.35	34.04	70-95
Including	34.80	35.10	0.30	22.44	70-95
Including	37.45	38.20	0.75	48.96	70-95
NFGC-25-2451	70.95	78.15	7.20	9.41	70-95	Monte Carlo
Including	71.80	72.30	0.50	11.36	70-95
Including	75.15	75.55	0.40	13.01	70-95
Including	76.20	76.90	0.70	60.71	70-95
NFGC-25-2455	97.00	101.00	4.00	2.00	65-95	Monte Carlo
NFGC-25-2457	No Significant Values					Monte Carlo
NFGC-25-2461	28.00	30.55	2.55	2.49	Unknown	Monte Carlo
NFGC-25-2462	82.70	85.25	2.55	1.32	55-85	Monte Carlo
and	95.00	97.20	2.20	22.71	55-85
Including	95.90	96.40	0.50	94.22	55-85
And	102.25	107.00	4.75	22.39	55-85
Including	103.15	103.65	0.50	66.68	55-85
Including	104.00	104.65	0.65	103.27	55-85
NFGC-25-2466	52.80	55.35	2.55	1.10	Unknown	Monte Carlo
And	108.45	110.70	2.25	2.60	70-95
NFGC-25-2470	108.95	111.30	2.35	1.74	70-95	Monte Carlo
And	119.95	122.00	2.05	1.21	70-95
NFGC-25-2473	66.20	68.60	2.40	1.23	Unknown	Monte Carlo
And	120.65	122.70	2.05	1.60	60-90
And	130.15	132.35	2.20	1.68	60-90
And	137.35	140.55	3.20	12.82	50-80
Including	138.30	140.20	1.90	18.45	50-80
NFGC-25-2482	75.70	78.00	2.30	1.44	55-85	Monte Carlo
And	81.85	84.20	2.35	1.02	55-85
And	118.10	121.95	3.85	2.03	70-95
NFGC-25-2486	55.70	58.50	2.80	1.09	35-65	Monte Carlo
NFGC-25-2490	41.00	47.00	6.00	3.16	Unknown	Monte Carlo
NFGC-25-2491	No Significant Values					Monte Carlo
NFGC-25-2494	No Significant Values					Monte Carlo
NFGC-25-2497	58.25	63.80	5.55	2.51	70-95	Monte Carlo
NFGC-25-2501	43.50	48.15	4.65	2.11	70-95	Monte Carlo
NFGC-25-2503	28.00	39.00	11.00	1.04	60-90	Monte Carlo
NFGC-25-2506	24.00	26.25	2.25	1.53	70-95	Monte Carlo
NFGC-25-2508	No Significant Values					Monte Carlo
NFGC-25-2511	No Significant Values					Monte Carlo
NFGC-25-2513	No Significant Values					Monte Carlo
NFGC-25-2516	24.45	26.55	2.10	1.09	40-70	Monte Carlo
And	34.30	37.60	3.30	1.75	40-70
NFGC-25-2521	17.35	22.55	5.20	1.02	70-95	Monte Carlo
And	51.00	53.35	2.35	1.33	Unknown
NFGC-25-2523	36.80	39.00	2.20	1.01	25-55	Monte Carlo

And	43.45	46.10	2.65	4.89	25-55
Including	44.65	45.30	0.65	19.49	25-55
NFGC-25-2526	11.30	13.85	2.55	1.19	40-75	Monte Carlo
And	23.25	26.00	2.75	17.13	40-75
Including	24.40	26.00	1.60	29.26	40-75
NFGC-25-2528	89.00	94.75	5.75	1.37	40-70	Monte Carlo

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this news release.

Hole number	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-25-2445	359	-45	44	658711	5429246	Monte Carlo
NFGC-25-2447	0	-45	62	658679	5429238	Monte Carlo
NFGC-25-2450	0	-45	62	658698	5429221	Monte Carlo
NFGC-25-2451	8	-68	89	658658	5429191	Monte Carlo
NFGC-25-2455	18	-54	107	658690	5429166	Monte Carlo
NFGC-25-2457	43	-45.5	113	658691	5429165	Monte Carlo
NFGC-25-2461	0	-45	44	658657	5429168	Monte Carlo
NFGC-25-2462	31	-62.5	119	658658	5429167	Monte Carlo
NFGC-25-2466	25	-45	113	658656	5429129	Monte Carlo
NFGC-25-2470	0	-50	131	658653	5429121	Monte Carlo
NFGC-25-2473	22	-52	197	658658	5429119	Monte Carlo
NFGC-25-2482	0	-45	134	658622	5429112	Monte Carlo
NFGC-25-2486	37	-49	83	658634	5429148	Monte Carlo
NFGC-25-2490	1	-44.5	50	658628	5429166	Monte Carlo
NFGC-25-2491	181	-47.5	47	658599	5429184	Monte Carlo
NFGC-25-2494	180	-57	74	658580	5429201	Monte Carlo
NFGC-25-2497	359	-44.5	80	658518	5429152	Monte Carlo
NFGC-25-2501	0	-44	50	658525	5429168	Monte Carlo
NFGC-25-2503	0	-75	68	658509	5429195	Monte Carlo
NFGC-25-2506	0	-45	50	658515	5429209	Monte Carlo
NFGC-25-2508	35	-45	65	658545	5429225	Monte Carlo
NFGC-25-2511	1	-45	47	658583	5429235	Monte Carlo
NFGC-25-2513	21	-52	59	658648	5429258	Monte Carlo
NFGC-25-2516	0	-75	89	658543	5429221	Monte Carlo
NFGC-25-2521	327	-45	62	658537	5429223	Monte Carlo
NFGC-25-2523	160	-42	83	658736	5429281	Monte Carlo
NFGC-25-2526	45	-72	71	658711	5429245	Monte Carlo
NFGC-25-2528	52	-63.5	113	658693	5429201	Monte Carlo

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway, as well as the recently acquired Hammerdown Operation, Pine Cove Operation and Nugget Pond Hydrometallurgical Gold Plant. The Company is currently focused on advancing Queensway to production and bringing the Hammerdown Operation into steady-state gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

New Found Gold has a new board of directors and management team and a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the infill drill results from the Monte Carlo zone in the AFZ Zone, completed as part of the current drill program on its Queensway Gold Project in Newfoundland and Labrador, Canada, and the timing, results and interpretation and use of the drill results; future drill programs and the timing and focus thereof; the excavation program and the objectives, timing and results thereof; future exploration and the objectives and timing thereof, including future drilling and excavation; exploration, drilling and mineralization at Queensway; the extent of mineralization and the discovery of zones of higher grade gold mineralization; potential resource expansion; a mineral resource update and the timing thereof; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.